4/12

06016047

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Messina Minerals Inc.

*CURRENT ADDRESS 2300-1066 West Hastings St.
Vancouver, BC V6E 3X2

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 17 2006
B
THOMSON
FINANCIAL

FILE NO. 82- 2682 FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 8/15/06

82-02682

MESSINA MINERALS

MESSINA MINERALS INC.

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.



Annual Report 2005

9-30-05
AR/S

Building a Successful Exploration Enterprise . . .

RECEIVED
2006 APR 12 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Messina Minerals Inc. is a well-structured base metals and gold exploration and development company based in Vancouver, Canada with several active projects in Newfoundland including the Boomerang zinc-lead-copper-silver-gold discovery made in December 2004, and gold exploration assets in Ontario. Messina is focused on making the next Canadian exploration discovery.

Messina has acquired advanced exploration properties in Newfoundland within belts of proven geological merit. Nearby mining infrastructure includes an 1800 tpd copper-zinc mill as well as 3-phase power lines which could aid development.

Messina has approximately $3 million allocated for 2006 which will be used to test for extensions of its Boomerang high-grade mineralization as well as test for new, large tonnage zinc-copper-silver-gold deposits on its Newfoundland properties. Messina is staffed with an experienced exploration and management team committed to building a successful exploration enterprise for our shareholders.


Annual Report 2005


Messina's Central Newfoundland Properties and Prospects
NORTH
Tulks East A/B Zones
Middle Tulks
Tulks Hill
RL228 (Au)
COSTIGAN LAKE PROPERTY
Three-Fives
TULKS SOUTH PROPERTY
Long Lake
Main/East/South Limb
LONG LAKE PROPERTY
Lucky Gnome
Eagle (Au)
Midas Pond (Au)
Boomerang
Zinc Zone
Baxter Pond
Pat's Pond Brook
0
2.5
5
kilometers
Corner Brook
Badger
Gander
Grand Falls
Buchans
Millertown
St. John's
Port aux Basques



Looking back to September 2003 when I became President of Messina Minerals, many changes have occurred both for the Company and for the Company's shareholders. The challenge of 2003 was to develop a business plan that would enable Messina's shareholders in succeeding years to profit from the under-explored mineral exploration and development opportunities present in central Newfoundland, Canada.

Discovery Success

The drill intersection made by the Company in December 2004 of new, "world class," zinc-lead-copper-silver-gold mineralization at the Boomerang Prospect on the Tulks South Property in Newfoundland demonstrated the potential of the region for exploration discovery. Throughout 2005, your Company has drilled the Boomerang mineralization; three drills have turned 24 hours a day from early February until early December without a significant break. The high-grade nature of the December 2004 discovery hole mineralization has been confirmed and repeated in many holes drilled during 2005.

The Boomerang Prospect can be compared to high-grade mineralization found at the nearby Buchans mine ("the richest base metal deposit of its type in North America"). Buchans was a collection of five ore lenses found within an area of some 5 kilometers by 3 kilometers; the Company believes that the Boomerang Prospect is but one of several mineralized lenses in the area that will yield additional discoveries with continued exploration.

Expanding Our Team

A result from the Boomerang discovery was an immediate requirement for staff, and one of the challenges in early 2005 was finding experienced people to manage and implement Messina's exploration programs. Through 2005, the Company has attracted a first-class exploration team comprised of individuals with over 100 collective years of Newfoundland geological experience. The Company completed the construction of required infrastructure including a remote camp at the Boomerang site and a central office and core testing and storage facility in Buchan's Junction, Newfoundland. The Company also added members to the Board of Directors. Two key requirements, people and infrastructure, are in place for 2006.

Financial Health for 2006

Messina has raised funds for exploration throughout 2005. The pricing of each successive financing has intentionally been higher than the last to protect existing shareholders. Many of these new shareholders are professionally managed resource funds that recognize the opportunity for capital appreciation. The Company is now in excellent financial health for 2006 and beyond and does not need additional financing to complete an aggressive exploration program in the coming year.

Outside Recognition

With discovery comes reward and recognition. The market capitalization of Messina has had a twelve-fold increase year-over-year from September 30, 2004 to September 30, 2005. As a result of this increase, Messina Minerals has been inducted into the inaugural "TSX Venture 50™" which recognizes the top 50 companies on the TSX Venture Exchange; Messina was 5th of the top 10 companies in the "mining" sector. This is a great honour for the Company, and also a great challenge to remain in this list for 2006.

Strong Commodities Outlook

Macroeconomic forces are conspiring to help the fortunes of Messina as well. The zinc price is at a 12-year high, and the gold price is at a 16-year high currently. The outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

The greater potential for exploration success and development opportunities still lies in the future. Messina plans an aggressive exploration campaign in 2006 that will be greater in scope than 2005. Plans call for drill testing of new targets that have Boomerang signatures in addition to drilling Boomerang itself. There remains lots of that 'potential' for discovery on Messina's property.

On behalf of the Officers and Directors of Messina Minerals, I wish to thank our employees, consultants, and contractors who continue to work hard and professionally to deliver results and our individual and institutional shareholders for endorsing the Company's vision of a growing and successful exploration venture. And finally, I look forward to what I believe will be continued success in 2006.

Peter Tallman, President & CEO
Vancouver, British Columbia
January 1, 2006

This Management Discussion and Analysis is provided for the purpose of reviewing the fourth quarter of 2005, as well as the fiscal year, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's audited financial statements and corresponding notes for the periods ending September 30, 2005 and 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars.

Messina Minerals Inc. is a well-structured base metals and gold exploration company based in Vancouver, Canada with an exploration office and active projects in Newfoundland and gold exploration assets in Ontario. The Company has acquired exploration properties within belts of proven geological merit with nearby mining infrastructure. In December 2004, the Company made a new zinc-lead-copper-gold-silver discovery on its property in central Newfoundland which highlights the great prospectivity of the Company's Newfoundland properties overall. Throughout 2005, the Company has continued work to expand the new "Boomerang" zone of mineralization, as well as drill test other targets in an attempt to establish a "camp" comprised of several areas of base metal deposition.

During the fiscal year ended September 30, 2005, the Company raised a total of $3,393,490 in brokered and non-brokered private placements and realized an additional $1,498,911 through the exercise of warrants and options. Subsequent to September 30, 2005, the Company closed a partially brokered private placement for gross proceeds of $4,171,550. In summary, the Company has been successful this year in raising the funds necessary to finance its exploration campaign planned for 2006.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

Overall Performance

Messina Minerals Inc. is a Canadian mineral exploration company with extensive mineral land holdings totalling 25,769 hectares (257 square kilometres) in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits. The Company believes its properties hold considerable exploration potential for the discovery of large-tonnage and high-grade base metal deposits. The drill intersection made by the Company in December 2004 of new zinc-lead-copper-silver-gold mineralization at the Boomerang Prospect on the Tulks South Property in Newfoundland demonstrated the potential of the region for exploration discovery. Three drills have been utilized from early February until early December without a significant break testing primarily for strike extensions to the Boomerang mineralization. A total of approximately 32,000 meters of drill core have been recovered from drilling operations during the calendar year 2005. The high-grade nature of the December 2004 discovery hole mineralization has been confirmed and repeated in many holes drilled during 2005, and length, width, and depth characteristics of the Boomerang prospect are being defined. There is the added possibility of future exploitation of some of the mineralization currently identified within the Company's properties resulting from the construction nearby of a base metal mill scheduled for completion by year-end 2006.

Management considers the Company as a junior exploration company with advanced stage exploration properties that may yield quantifiable mineral resources as these properties undergo further testing. Management feels that the programs completed to date on its central Newfoundland properties have yielded exploration results that warrant ongoing expenditures. An improved economic climate in the mineral industry assisted in Messina's efforts to raise funds during 2005; this economic environment is expected to continue into 2006.

Financial Health for 2006

Messina has raised funds for exploration throughout 2005. The pricing of each successive financing has intentionally been higher than the last to protect existing shareholders. Many of these new shareholders are professionally managed resource funds that recognize the opportunity for capital appreciation. During the fiscal year ended September 30, 2005, the Company continued to focus its efforts on the exploration of its Newfoundland properties acquired in fiscal 2003 and 2004. To this end, the Company completed three private placement financings to raise gross proceeds during the 2005 fiscal year of $3,393,490, of which $790,500 was raised by the issuance of flow-through securities. The Company expended $2,747,855 in exploration costs during the current year, of which $2,744,587 was spent on its Newfoundland properties, compared to $311,464 in the year ended September 30, 2004, signifying a significant increase in exploration activity. The Company's general and administration expenses of $2,301,440 and resulting net loss of $2,252,083 also increased from the prior year expenses and net loss of $293,681 and $307,951, respectively. With the exception of stock-based compensation expense of $1,906,131, the increased expenses and losses compared to the prior year are consistent with the overall increase in exploration and financing activity during the current year. The Company is now in excellent financial health for 2006 and expects to embark upon an aggressive exploration program in the coming year.

Expanding Our Team

A result from the Boomerang discovery was an immediate requirement for staff, and one of the challenges in early 2005 was finding experienced people to manage and implement Messina's exploration programs. In 2005, the Company added two members to the Board of Directors with extensive exploration and development experience and also added to its first-class exploration team now comprised of individuals with over 100 collective years of Newfoundland geological experience.

Mr. Gary McDonald was appointed to the Board of Directors. Mr. McDonald has been a chartered accountant since 1976. From 1970 to 1983, he was employed by Coopers & Lybrand, Chartered Accountants, specializing in resource and mining audits and consulting work through exploration, development and commercial production stages for various clients. From 1983 to 1987, he was the Chief Financial Officer of Blackdome Mining Corporation where he oversaw the financial aspects of feasibility study, mine and mill construction, production start-up and early years of commercial production at the Blackdome Mine located west of Clinton B.C. Since 1987 he has been the Financial Administrator for Tupper Jonsson & Yeadon, Barristers & Solicitors, of Vancouver, B.C who specialize in resource industry securities work.

Mr. Peter Mordaunt was appointed to the Board of Directors. Mr. Mordaunt is a Professional Geoscientist with over 25 years of international management experience in a wide range of resource exploration, development, and operating projects. As Chairman and President of Corner Bay Minerals, he successfully advanced the Alamo Dorado silver property from discovery, to delineation, through positive feasibility studies, and acquisition by a major mining company. Mr. Mordaunt is currently a senior officer and director of a TSX Venture listed resource exploration company.

Mr. Kerry Sparkes was appointed as Vice-President, Exploration. Mr. Sparkes is a Professional Geoscientist and was instrumental in the discovery and delineation of the Voisey's Bay nickel deposits for Archean Resources and Voisey's Bay Nickel Company Ltd., and has worked extensively in Newfoundland for Falconbridge Limited (formerly Noranda Inc.).

Outside Recognition

The market capitalization of Messina has had a twelve-fold increase year-over-year from September 30, 2004 to September 30, 2005. In December 2005 as a result, Messina Minerals Inc. was recognized as a TSX Venture 50™ company for 2005, a ranking of the top 50 public venture capital companies listed on the TSX Venture Exchange. (TSX Venture 50™ is a trademark of TSX Inc. and is used under licence.) The common shares of the Company are traded on the TSX Venture Exchange under the symbol "MMI".

Investor Awareness

The Company has embarked upon several investor awareness initiatives including investor conference participation and print and web media advertising of the Company and its prospective properties. These initiatives have led to a greater number of prospective investors inquiring about the Company and its properties and are generally deemed successful in fulfilling the objective of growing the Company's shareholder base. These efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget constraints. The Company plans to attend conferences in Vancouver at the Cordilleran Round-up in January 2006, in Toronto at a broker-sponsored conference in mid-February 2006, and in Toronto at the Prospectors and Developers Association of Canada convention in March 2006.

Property Expenditure Milestone

During fiscal 2005, the Company fulfilled its expenditure requirements to earn a 100% interest from Falconbridge Limited (formerly Noranda Inc.), subject to the appropriate filings, on the Tulks South Property which hosts the Boomerang discovery. Final report and documentation is still in preparation to be submitted both to Falconbridge and the Newfoundland Department of Natural Resources in early 2006.

Strong Commodities Outlook

Base metal commodity prices have more than doubled from the level reached during 2002 as metal stockpiles have declined, generally believed to be a result of growth in the Chinese and Indian economies. The zinc price is at a 12-year high and increased 53% during the calendar year 2005, and the gold price is also at a 16-year high currently. Zinc and gold are the two most important economic elements of the Boomerang mineralization. The outlook for zinc particularly is very good for several years. High commodity prices will help keep the investment market focused on Messina and the potential for capital appreciation.

Selected Annual Information

	Year ended September 30, 2005	Year ended September 30, 2004	Year ended September 30, 2003
Net Income (Loss)	$ (2,148,394)	$ (307,951)	$ (173,772)
Loss per Share, basic and fully-diluted	($0.10)	($0.01)	($0.02)
Total Assets	$ 5,694,507	$ 860,257	$ 307,772
Mineral Properties and Deferred Exploration Expenditures	$ 3,329,939	$ 561,020	$ 211,927
Working Capital (Deficiency)	$ 1,835,066	$ 63,018	$ (93,657)

September 30, 2005 compared to September 30, 2004

Total assets increased to $5,694,507 at September 30, 2005 from $860,257 at September 30, 2004, funded primarily as a result of the Company completing three private placement financings to raise net proceeds of $3,393,492, as well as $1,498,911 raised through exercise of options and warrants. The majority of these funds were expended on mineral property costs and related expenditures which have been capitalized in the Company's financial statements as at September 30, 2005. Of the proceeds, $2,595,660 was spent to further advance the Company's Tulks South Property and $152,195 was spent on exploration of the Company's other mineral properties. These expenditures have been included as deferred exploration expenditures on the Company's balance sheet at September 30, 2005.

The Company's loss for the year ended September 30, 2005 was $2,148,394 compared to the loss of $307,951 for the year ended September 30, 2004. This increase is largely due to the $1,842,350 increase in stock-based compensation expense resulting from the increase in the number of options granted as well as the increase in share price. The increase in legal fees, regulatory fees, promotion and advertising, and office costs reflects the higher level of financing and exploration activity of the Company when compared to the prior year. Management and financial consulting and travel and related costs have increased as a result of increased management time being spent on financing activities as well as supervising the Newfoundland operations. The statement of operations shows future tax recovery of $172,000 as a result of the Company realizing unrecorded deferred tax assets on renunciation of expenditures on flow-through shares.

September 30, 2004 compared to September 30, 2003

Total assets increased to $860,257 at September 30, 2004 from $307,772 at September 30, 2003, primarily as a result of the Company completing three private placement financings during the current year to raise net proceeds of $722,783, and expending the majority of these funds on mineral property costs and related expenditures which have been capitalized in the Company's financial statements as at September 30, 2004. Of the proceeds, $270,708 was spent to further advance the Company's Tulks South Property and $58,083 was spent on exploration of the Company's other mineral properties; these expenditures have been included as deferred exploration expenditures on the Company's balance sheet at September 30, 2004. In addition, during the year ended September 30, 2004, the Company paid deposits totalling $101,170 to the Newfoundland government as security for certain exploration expenditures. These deposits have been recorded as long-term assets. The Company's assets also increased as a result of increased GST receivable resulting from increased expenditures during the current year.

The Company's net loss for the year ended September 30, 2004 was $307,951 compared to the net loss of $173,772 for the year ended September 30, 2003. Of this increase, $81,781 is attributable to the recognition during the current year of stock-based compensation expense resulting from the Company's adoption, on a prospective basis, of the fair value method of accounting for awards of stock options. The increase in legal fees, regulatory fees, promotion and advertising, and office costs reflects the higher level of financing and exploration activity of the Company when compared to the prior year. Messina's President has been personally supervising the Company's exploration activities in Newfoundland and charging his fees to exploration, resulting in lower management fees for the period. Other items included the write-off of the Company's acquisition and deferred exploration costs associated with the Fost Hill #1 and #2 properties during the year as a result of management's decision to not proceed further with the exploration of these properties, partially offset by a $30,715 non-recurring gain on sale of investment.

Results of Operations

Exploration Results 2005

The Company's management believes there is considerable exploration and economic potential in the volcanic terranes of central Newfoundland. The Company controls the southern half of the Tulks Volcanic Belt and the northern half of the adjacent Long Lake Volcanic Belt, and has acquired by staking the contiguous Costigan Lake and Eagle properties. Each of the two volcanic belts has advanced base metal targets with historical and previously published inferred mineral resources. In addition, each property has several zones where base metals or gold have been intersected in drilling and where further exploration could expand these discoveries.

Continued commodity price increases in copper, zinc, gold and silver have increased the potential for economic extraction of resources from the properties. The properties have excellent infrastructure to facilitate development projects including a nearby 18 MW hydroelectric generating facility, a network of active logging haulage roads, and a nearby base metal mine and mill under construction which is scheduled for completion during 2006.

Competitor Activity

In December 2004, a competitor announced the decision to develop the Duck Pond copper-zinc deposit. This project is located approximately 45 km east-northeast of the Company's mineral lands. The Company's Directors, some Officers, and some field personnel were allowed a tour of the Duck Pond project during this past year. Mine development and mill construction are expected to be completed in late 2006. This facility is a very positive development for the region's mineral resources.

Tulks South Property, Newfoundland

The Tulks South Property covers a total of 15,134.95 hectares or 151 km^2. in area located in central Newfoundland. In July 2004 Falconbridge Limited (formerly Noranda Inc.) agreed to allow the Company an additional year until July 15, 2006 to fulfill expenditure requirements totaling $1.75 million. The Company filed a work report with the Newfoundland Department of Natural Resources in March 2005 for expenditures up to December 31, 2004 and as of that period the Company estimates it has $551,872 remaining to expend by the due date July 15, 2006 to fulfill its option expenditure requirements. The Company spent well in excess of this remaining amount on drilling at the Boomerang and other prospects in the 2005 field season; a work report documenting expenditures is due for completion by March 2006. The Company considers that it has met the expenditure requirements contemplated under the Falconbridge agreement subject to delivery and completion of necessary documentation and obtaining various approvals including expenditure approvals.

The Property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits as well as mesothermal gold deposits. Several significant massive sulphide and gold prospects have been identified on this large property. The Company has focused on several zones within the Tulks South Property with significant results described below.

Property Scale Survey

In July 2005 the Company flew an airborne photogrammetry survey that included collection of detailed elevation data over the Tulks South Property as part of a larger survey over all of the Company's lands in central Newfoundland. In addition, a more detailed survey was flown over the area of the Boomerang massive sulphide to provide better topographic elevation control to drilling. The data obtained will be used to pinpoint all features on the ground and provide digital elevation models and accurate 3-D modeling of mineralized zones. Only part of the data deliverables from the contractor have been received to this date; the remainder is expected early in 2006.

Boomerang Massive Sulphide Discovery

In early December 2004 the Company made a new discovery of high-grade massive sulphide mineralization containing copper, lead, and zinc sulphides in the second drill hole completed at the Boomerang prospect on the Tulks South Property. Discovery hole GA04-11 intersected a 14.6 meter interval of massive sulphides at a vertical depth of 240 meters on section 3300E. A 13.9 meter subinterval contains significant copper, lead, and zinc sulphides assaying 0.7% copper, 4.0% lead, 13.6% zinc, 102 g/t silver and 1.0 g/t gold.

From January 2005 to present, the Company has used up to four diamond drill rigs and completed over 32,000 meters of drilling targeting the new Boomerang Discovery and immediate area. At the Boomerang prospect, drilling has intersected massive sulphide mineralization from between 75 meters to 500 meters vertical depth below surface, and over a horizontal distance of 400 meters from section 3350E to 2950E. Hole results by section, including assay results, from, to, interval, true thickness, and vertical depths below surface are tabulated below, presented from west to east.

Section 2950E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-94	1144	-261	280.90	287.25	6.35	4.9	0.2	0.9	1.0	61	1.0
GA05-90	1132	-273	297.15	302.90	5.72	4.3	0.2	2.6	3.2	112	1.5

Section 3000E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-83	1145	-260	277.7	288.4	10.65	8.2	0.6	5.2	11.6	173	2.4
GA05-89	1126	-279	299.92	307.05	7.13	5.2	0.4	2.3	4.6	86	1.0
GA05-86	1102	-303					No significant assay				

Section 3050E

Hole ID	Elevation (m)	Depth (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-88	1154	-251	266.7	276.22	9.52	7.5	0.4	4.4	5.8	189	3.4
GA05-79	1139	-266	284.5	298.5	14.0	10.8	0.7	5.5	7.7	179	4.0
GA05-85	1122	-283	307.2	310.9	3.7	2.7	0.5	4.8	13.5	115	1.5

Section 3100E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-46	1146	-259	301.05	301.45	0.4	0.3	1.0	9.0	10.3	301	3.2
GA05-60	1135	-270	291.1	307.7	16.6	13.0	0.6	5.0	6.8	180	3.6
including			296.7	303.35	6.65	5.2	0.9	8.1	11.9	288	4.9
including			299.0	301.95	2.95	2.4	1.3	11.8	16.2	445	5.7
GA05-48	1123	-282	302.7	326.0	23.2	16.0	0.4	1.1	4.2	36	0.5
including			304.7	308.85	4.2	2.9	2.0	3.6	17.1	142	2.1
GA05-50	1107	-298	312.25	318.4	6.15	5.0	0.4	2.6	10.0	78	0.7
GA05-55	1077	-328	334.1	335.6	1.5	1.2	0.4	1.7	1.4	65	0.9

Section 3150E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA05-57	1165	-240	293.4	295.3	1.5	1.3	0.3	2.8	4.6	143	2.3
GA05-52	1157	-248	289.95	297.85	7.9	7.2	0.7	6.0	6.9	206	4.1
GA05-43	1144	-261	279.45	302.65	23.2	18.0	0.6	4.4	10.4	164	3.0
GA05-47	1106	-299	314.55	322.9	8.35	7.1	0.4	1.8	6.1	74	1.1
GA05-49	1058	-347				No sig assay					

Section 3200E

Hole ID	Elevation (m)	Distance from Surface (m)	From (m)	To (m)	Length (m)	True Thickness (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Surface	1405	0									
GA04-10	1185	-220	225.8	245.6	19.8	13.9	0.1	0.4	0.7	18	0.4
GA05-41	1161	-244	272.4	292.5	20.05	14.0	1.0	6.9	9.3	253	4.0
GA05-39	1123	-282	305.9	313.6	7.7	5.5	0.8	6.4	10.7	281	2.4
GA05-37	1087	-318	333.7	337.9	4.2	3.5	0.4	3.9	9.3	163	1.3
GA05-38	1011	-394	409.6	414.1	4.5	3.0	0.3	1.6	1.9	52.5	1.2

Section 3250E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface(m)	True Thickness (m)
Surface									1405	0	
GA05-32	259.4	277.7	18.3	0.5	3.3	5.2	115	2.5	1172	-233	14.4
GA05-25	274.0	302.9	28.9	0.5	1.8	6.6	80	0.8	1137	-268	20.9
GA05-30	330.0	335.3	5.3	0.4	2.8	11.0	84	1.0	1099	-306	4.4

Section 3300E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface(m)	True Thickness (m)
Surface									1410	0	
GA05-23				-	-	-	-	-	1354	-56	0
GA05-22	112.2	121.9	9.7	0.6	3.8	4.5	245	6.0	1302	-108	12.7
GA05-20	162.35	175.1	12.75	0.2	1.1	1.9	35	0.9	1267	-143	10.2
GA05-15	215.4	226.5	11.1	0.2	0.9	1.7	44	1.0	1228	-182	7.5
GA05-12	248.25	261.3	13.05	0.7	3.5	9.6	126	1.4	1174	-236	9.5
GA04-11	274.7	288.6	13.9	0.7	2.6	13.6	102	1.0	1140	-270	9.2
GA05-16	360.9	367.65	6.75	1.5	6.3	18.3	159	0.8	1063	-347	4.2
GA05-19	376.0	380.35	4.35	0.3	1.3	3.3	28	0.2	1042	-368	3.8
GA05-21	515.1	515.95	0.85	0.2	1.0	3.9	37	0.1	906	-504	0.5

Section 3350E

Hole ID	From (m)	To (m)	Length (m)	Cu %	Pb %	Zn %	Ag g/t	Au g/t	Elevation (m)	Distance from Surface(m)	True Thickness (m)
Surface									1405	0	
GA05-36	280.05	285.7	5.65	0.7	2.0	5.8	25	0.1	1177	-228	4.8
GA05-33	281.4	293.5	12.1	0.5	1.8	8.5	59	0.4	1163	-242	9.7
GA05-31	333.7	341	7.3	0.4	0.3	1.8	10	0.1	1104	-301	5.5
GA05-27	332.7	334.5	1.8	0.7	6.2	14.9	202	1.7	1091	-314	1.3
GA05-24	369.8	371.2	1.4	1.4	3.3	5.0	411	0.8	1051	-354	0.9

Section 3400E

A total of five drill holes on section 3400E returned anomalous but not significant assays at the Boomerang zone on this section.

Section 3500E

A total of five holes have been drilled on section line 3500E, including three holes by the Company during the period and two by Noranda in the 1990's. All five holes have intersected strong volcanogenic alteration and pyritic alteration. However, the Company's geologists interpret that the Boomerang massive sulphides may recur further to the east. Eastward step-out drilling will be conducted to test this target area in 2006.

Section 3800E

An historic drill hole on section 3800E intersected 1.8 meters true thickness of massive sulphides 500 meters east from GA04-11 at a vertical depth of 500 meters. This interval is interpreted as a different massive sulphide lens occurring at a deeper stratigraphic level than the Boomerang massive sulphide horizon. Three reconnaissance holes drilled by the Company during 2005 appear to confirm the notion that a second productive horizon exists below the identified Boomerang horizon since all of the three Messina holes intersected varying amounts of volcanogenic-related alteration and pyrite mineralization. This area will undergo further testing in 2006.

The Company is excited by the potential of the Boomerang Discovery; the high-grade nature of the mineralization, the observed thickness of the metal-bearing intercepts, and the lateral continuity exhibited to date are extremely positive. The area also has excellent available infrastructure, including power lines, roads, and an 1800 tonne per day base metal mill within trucking distance.

Evidence from gravity, HLEM, soil sampling, prospecting, and surface mapping surveys indicates the Boomerang horizon has a regional extent of at least 6 km.

Zinc Zone

The Zinc Zone lies along strike one kilometer to the west of the Boomerang discovery. Historically it is an area of intense volcanogenic alteration known for a very high zinc-in-soil anomaly over a 600 meter strike length. Gravity surveying has shown a gravity (density) anomaly, of a magnitude similar to or greater than that which corresponds to Boomerang, situated between grid sections 2600E to 1600E. The Company drilled three holes on section 2600E as part of the westernmost tests targeting Boomerang. Drilling has shown the sequence of chert and massive pyritic sulphides extend from Boomerang continuously to 2600E which directly connects the Boomerang mineralization with the Zinc Zone gravity anomaly and soil anomaly target.

The volcanogenic alteration extends through the Zinc Zone and continues to the west another three kilometers to Pats Pond Brook where prospectors have located another occurrence of (pyritic) massive sulphides.

Baxter Pond

The Baxter Pond alteration zone is another area of intense volcanogenic alteration. The Company identified an airborne magnetic and electromagnetic signature similar to Boomerang in the Baxter Pond area, interpreted to be the fault offset to the east of the Boomerang sulphide horizon. The Company drilled three holes, BA05-01 to BA05-03 totalling 953.7 meters, over a 3.3 kilometer strike length testing for the Boomerang horizon. All three holes intersected Boomerang lithologies and stratigraphic sequence, as well as volcanogenic alteration consistent with the Boomerang mineralized system. Linecutting followed by ground gravity surveying will be conducted here to find specific targets within this area of favourable Boomerang stratigraphy.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery.

Previous work on the Tulks East deposit area by Messina and others includes approximately 14,500 meters of drilling in 87 drill holes that has identified two zinc-copper-lead-gold-silver massive sulphide lenses, known respectively as the A Zone and B Zone. The A Zone lens is 30 meters thick and has been drilled to 250 meters depth and remains open along strike and at depth. The lens exhibits classic metal zonation; the deepest section drilled on the A Zone has the highest metal concentrations suggesting better grade at depth. The B Zone lens has been traced 180 meters along strike and 255 meters down-plunge. The B Zone remains open to depth.

In June 2004 the Company targeted the Tulks East B Zone to test the continuity and geometry of the plunging B Zone mineralization, to test near surface for possible open-pit material and for strike extensions of the mineralization, and to provide material for mineralogical and metallurgical test work. The 2004 results have extended the strike length of the B Zone to the east and indicated the B Zone mineralization is accessible at surface (see News Release October 6, 2004). The results also affirm the continuity and grades reported by previous operators. In addition, Messina has received mineralogical and metallurgical assessments of B Zone mineralization conducted independently by SGS Lakefield Research of Lakefield, Ontario. Both these assessments are positive in that the base metal-bearing sulphides have simple grain relationships and textures that permit a clean separation of zinc- from copper-sulphides with common metallurgical extraction techniques.

In the fall of 2005, the Company drilled hole TE05-86 totaling 382.8 meters to test the Tulks East A Zone 100 meters along strike. TE05-86 intersected a 9.65 meter subinterval of massive sulphides from 338.45 to 348.1 meters which assays 6.2% zinc, 0.4% copper, 0.3% lead, 19 g/t silver, and 0.3 g/t gold. The intersection occurs within a 22.25 meter interval of massive sulphide mineralization from 338.45 to 360.7 meters at a vertical depth of approximately 260 meters. The true thickness of the 22.25 meter massive sulphides is estimated to be 18 meters with an 80° (near vertical) dip.

TE05-86 is a 100 meter step-out to the northeast from hole TE99-04 (drilled by a past explorer) which intersected 30.5 meters of massive sulphides with a 7.0 meter subinterval containing 5.1% zinc and 0.3% copper. The A Zone was discovered in the late 1970's and tested along a 225 meter length prior to hole TE05-86. The distribution of zinc and copper within the A Zone exhibits zonation. Holes contain pyrite with low base metals to the southwest; the amount of metals and particularly zinc generally increases to the northeast. The Company has interpreted this metal increase to be consistent with classic zonation models in volcanic-hosted massive sulphide deposits, and used this model to successfully predict an increase in base metal content at the position of TE05-86.

The TE05-86 intersection extended the drilled strike length of the A Zone to 325 meters in length. The maximum thickness of the A Zone massive sulphide lens approximates 25 meters true thickness and has considerable tonnage potential; particularly so if metal grades continue to increase to the northeast. A 1980's vintage gravity (density) survey indicates an anomaly 1,300 meters in length however the Company is confirming this survey (see below). The anomaly continues for 1,000 meters beyond TE05-86 and is open for drill testing.

In September to December 2005, the Company completed 100 line kilometers of linecutting starting at Tulks East. In addition, a new detailed gravity survey has also just been completed. Full results and interpretation of the gravity survey are expected in early 2006.

Middle Tulks Prospecting Discovery

In October 2005, the Company's prospectors discovered a new zone of outcropping massive sulphides in the Middle Tulks area of the Tulks South Property, located 17 kilometers northeast of the Boomerang discovery and approximately 3,500 meters southwest along strike from the Tulks East prospect. The Middle Tulks sulphide zone was exposed over a one meter width and is comprised primarily of pyrite with visible zinc-sulphides (sphalerite). One sample returned values of 0.3% copper, 0.6% lead, 1.9% zinc, 47 g/t silver and 0.3 g/t gold. Two large 500 pound boulders of pyritic massive sulphides and one smaller boulder assaying 5.6% copper and 0.9% zinc have been located nearby and are considered to be close to their primary source and related to the new outcrop discovery. In addition, an associated and distinctive zone of massive chlorite-pyrite footwall alteration zone has been recognized (the plumbing system) and traced over 600 meters along strike. Drill targets will be identified here in conjunction with the completed gravity survey.

The results to date at Tulks East and Middle Tulks are extremely encouraging. The massive sulphides are part of a massive sulphide-mineralized system that extends for at least four kilometers which is a similar scale to that observed at the Boomerang prospect.

228 Gold Showing

The Company made a new discovery by prospecting in December 2004 of gold-bearing quartz veining and associated alteration at the "228 Showing" on the Tulks South Property located two kilometers southeast of the Tulks East prospect and approximately 20 kilometers from the Boomerang prospect. A total of seven grab samples of various quartz veins were collected from one outcrop area within a 10 meter square area. One sample contained 87 ppb gold; the other six assayed 1.6 g/t, 3.1 g/t, 3.3 g/t, 14.1 g/t, 17.5 g/t, and 19.3 g/t gold. An additional three grab samples were collected from strongly altered host rocks. One sample contained 5 ppb gold; the other two assayed 1.1 g/t and 2.7 g/t gold. One day of trenching during the summer 2005 exposed the quartz veins and surrounding host rock. The geological significance of this discovery is unknown and the sampling is confined to a limited outcrop area.

Eagle Gold Prospect

The Eagle gold prospect is located approximately 3.5 kilometers northeast of the Boomerang massive sulphide and in part overlaps onto the Company's 100% owned Eagle Property claims. Work on this portion of the Tulks South Property was performed in November 2004 and included approximately 25 kilometers of linecutting work followed by the collection and assaying of approximately 1,100 soil samples covering 7 kilometers of strike length to the northeast of the Eagle Gold Zone discovered late in 2003. Analytical results yielded numerous soil anomalies consistent with Eagle gold-style mineralization. Preliminary mapping in this area has suggested the potential for source rocks different than the gold-bearing quartz veins targeted in the 2003 drilling campaign to be the host of gold-bearing mineralization.

Long Lake Property, Newfoundland

The Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers of highly prospective mineral lands covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

On May 7, 2004 Messina Minerals Inc. received TSX Venture Exchange acceptance of the deal to indirectly acquire the right from Falconbridge Limited (formerly Noranda Inc.) to earn a 100% interest in the Long Lake copper-zinc-silver-gold property located in central Newfoundland by expending $2M in exploration on the property less expenditures of approximately $700,000 made under the agreement by previous operators. In July 2004 Falconbridge Limited agreed to allow the Company an additional year until August 30, 2006 to fulfil its expenditure requirements. In November 2005 (subsequent to the period) Falconbridge Limited agreed to allow the Company an additional term until December 31, 2007 to fulfil its expenditure requirements. The extension allows the Company to more effectively target its ongoing exploration programs on this property. To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. The deadline has been extended to December 31, 2007. At September 30, 2005, $1,156,192 remains to be incurred.

In 1994, Noranda discovered several zones of high-grade volcanogenic massive sulphides containing zinc-copper-silver-gold mineralization including the Main Zone, the South Zone, and the East Zone. An historical estimate of the inferred mineral resource at the Main Zone calculated by Noranda in 1995 from five drill holes yielded an estimate of 500,000 tonnes grading 16% zinc, 2% Cu, 1% Pb, 38 g/t Ag and 0.9 g/t gold. Messina Minerals Inc has not done the work necessary to verify the classification of this resource, nor has it been independently verified by a "Qualified Person". The Company treats this calculation as an historical estimate of in-ground mineralization and is not a NI 43-101 conforming resource classification.

Three additional massive sulphide zones, namely the South Zone, the East Zone, and the Lucky Gnome Zone, have also been located by limited diamond drilling and all remain open for expansion. Drill hole 97-31 at the South Zone returned 31.2% zinc, 0.44% copper, 4.7% lead, 102.8 g/t silver, and 1.44 g/t gold over 0.8 meters; and drill hole 97-36 at the East Zone returned 24.8% zinc, 0.3% copper, 1.7% lead, 27.6 g/t silver, and 1.0 g/t gold over 0.3 meters. The Lucky Gnome Zone was discovered by drilling in 2002 and consists of a sequence of massive pyrite and associated magnetite-chlorite-barite exhalite and was tested by drilling three holes during 2005. Results are reported below.

The Company began a limited program on the Long Lake Property during October 2004 totaling 617.2 meters in four drill holes. Holes LL04-40 and LL04-41 tested the near surface eastern extension of the Main Zone massive sulphide lens with 100 meter and 400 meter step-outs, respectively. Neither intersected massive sulphide mineralization, however both holes intersected zinc-bearing stringers and alteration. Weighted average assays for the alteration include intersections at 50 meters vertical depth of 2.1% zinc over 10.5 meters in LL04-40, and 0.5% lead and 1.9% zinc over 4.5 meters in LL04-41. These intersections delimit the eastern extent of the Main Zone near surface, however the eastern extent is open at depth.

Hole LL04-42 tested a conductor 200 meters along strike from a narrow intersection of massive sulphides at the South Limb zone. The hole intersected a thick sequence of mineralized felsic volcanics containing disseminated and stringer sphalerite (zinc) and chalcopyrite (copper) from 13.1 meters to 72.0 meters downhole, which explains the conductor. The sections from 16.0 to 37.9 meters and 47.4 to 72.0 meters assayed 0.5% zinc over each interval. The intersections are significant because they document a previously unrecognized mineralized stockwork zone hosted by felsic volcanics that has exploration potential for base metals.

The hole LL04-43 was a 100 meter step-out to the west of a narrow intersection of massive sulphides at the East Zone and it intersected base metal mineralized stringers at the target horizon however no significant assays were obtained.

The Company flew an airborne photogrammetry survey including collection of detailed elevation data over the Long Lake Property as part of a larger survey over all of the Company's land position in central Newfoundland. This data will be used to pinpoint all features on the ground and provide digital elevation models and accurate 3-D modeling of mineralized zones. Only part of the data deliverables from the contractor have been received to this date; the remainder is expected early in 2006.

The Company began a limited drill program on the Long Lake Property in September 2005 totalling 715.7 meters in three drill holes targeting the Lucky Gnome massive sulphide prospect. The holes intersected alteration containing anomalous base metals however none of the holes intersected massive sulphides. The importance of the Lucky Gnome prospect has been downgraded however the Lucky Gnome horizon remains prospective along strike.

Soil and silt geochemical surveys as well as limited prospecting surveys were conducted over parts of the Long Lake Property in November 2005. Several very strong multi-element anomalies were detected in new target areas. Additional work is proposed in some areas on these new targets.

Mapping in conjunction with the 2004 diamond drilling has indicated the potential of a heretofore ignored area of the property with several untested EM conductors to host massive sulphide mineralization. In addition, all of the previously identified occurrences of massive sulphide mineralization on the Long Lake Property remain open in some dimension. The high-grade nature of the Main Zone (19% combined base metals) is indicative of the potential for economic mineralization.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 50 claims totaling 1,250 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland, which are the focus of Messina's exploration activities. Late in 2003 the Company's prospectors identified a previously unmapped sequence of altered felsic volcanics associated with a chert-magnetite-pyrite exhalite horizon. Magnetite-bearing exhalite is a characteristic of the Long Lake "Main Zone" massive sulphide mineralization indicating the potential for the Costigan Lake property area to host similar mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) and diamond drill -testing the exhalite horizon. One hole totaling 280 meters of drilling was completed in October 2005. The hole intersected several magnetite-rich horizons however no significant assays were reported. Additional work may be proposed following a review of 2005 exploration results. The property remains in good standing.

Eagle Property, Newfoundland

The Eagle Property is located in central Newfoundland adjacent to the Company's Tulks South Property in the vicinity of the Eagle Gold Zone. The property includes three mapstaked licences totalling 100 claims covering 2,500 hectares along an 11 kilometer corridor cover areas the Company believes are prospective for "Eagle-Zone style" gold mineralization. The 2005 work program consisted of completing a photogrammetry survey over the property (as part of a larger survey) as well as limited mapping and prospecting work. A larger work program was planned for 2005 however the Boomerang drilling program took precedence. This property is prospective and additional evaluation is planned for 2006.

Fost Hill Properties, Newfoundland

The Company terminated the option on the Fost Hill #1 gold property located in northwestern Newfoundland on NTS map sheets 12H/10 and 12H/11. The Property consisted of 140 claims held on three map-staked licences covering 3,500 hectares or 35 square kilometers surrounding the Fost Hill gold showing. A 2004 work program was unsuccessful in locating additional gold-bearing mineralization. No further work was recommended, and the property has been returned to the vendor.

Lloyd's River Property, Newfoundland

In March of this year, the Company optioned the Lloyd's River massive sulphide property, encompassing 60 claims totaling 1,500 hectares contiguous with and 3.5 kilometers from the Boomerang discovery. Exploration work undertaken failed to discover the source of a massive sulphide boulder and no additional work was recommended. The Company terminated its option on the property in December and all amounts have been written off as of September 30, 2005.

Ontario Properties

The Ontario Properties are comprised of the Pukaskwa Property and the Mishi Leases in Ontario. The properties are prospective for gold. On September 20, 2004 the Company entered into an option agreement with Windarra Minerals Ltd., whereby Windarra can earn 100% in the Pukaskwa Property by issuing to the Company 50,000 common shares upon acceptance by the TSX Venture Exchange and a further 300,000 common shares over a period of 30 months from the date of acceptance. Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement. The option agreement has received regulatory approval. The Mishi Leases require a nominal payment annually to the Ontario government to maintain in good standing.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to September 30, 2005
$60,000 – August 2004	– $50,000 for Property Exploration on Tulks South Property – $10,000 for working capital	$50,000 on Tulks South
$177,000 – November 2004	– $177,000 for Property Exploration on Tulks South Property	$177,000 on Tulks South
$700,000 – January 2005	– $200,000 for Property Exploration on Tulks South Property, – $500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	– $413,500 for Property Exploration on the Company's Newfoundland properties, – $2,102,990 for working capital	$ 413,500 on Tulks South

Summary of Quarterly Results

Quarter Ending	Sept 30, 2005 $	June 30, 2005 $	Mar. 31, 2005 $	Dec 31, 2004 $	Sep 30, 2004 $	Jun 30, 2004 $	Mar 31, 2004 $	Dec 31, 2003 $
Loss before income taxes	(417,815)	(274,132)	(1,534,190)	(94,257)	(96,342)	(60,725)	(88,802)	(62,082)
Loss Per Share	(0.01)	(0.01)	(0.08)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Messina's loss before income taxes for the quarter was $417,815. Included in this amount is a charge for stock-based compensation in the amount of $307,472 relating to employee stock options granted during the quarter. For the quarter ending September 30, 2004, this charge was $Nil. After adjusting for the stock based compensation amounts, the expenses for the quarters are comparable, with the exception of travel which increased by $43,022 which is accounted for by increased travel costs relating to the operations in Newfoundland.

Capital Resources and Liquidity

At September 30, 2005 the Company had $1,835,066 in working capital. Subsequent to the fiscal year end, the Company completed a partially brokered private placement of 2,528,212 flow through shares for total proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement with the agents receiving a cash commission equal to 7% of the gross proceeds from the sale of their portion of the offering. The agents were also granted 184,640 non-transferable warrants exercisable for one year at a price of $1.65.

In November 2004, the Company completed a private placement of $177,000 through the sale of 1,800,000 units at a price of $0.15. Each unit consists of one share and one share purchase warrant exercisable at $0.25 for two years. The Company completed a second private placement in January 2005 of 200,000 flow-through units and 625,000 non flow-through units each at a price of $1.00 per flow-through unit and $0.80 per non flow-through unit for total proceeds of $700,000. Each flow-through and non flow-through unit consist of one share and one share purchase warrant, with each warrant to entitle the holder to purchase one common share of the Company at a price of $1.00 for the non flow-through units and $1.25 for the flow-through units, for a period of two years from closing.

The Company also closed a third private placement in February 2005 of 1,833,347 units for proceeds of $2,516,490. 275,667 units are flow-through at a price of $1.50 per unit and 1,557,770 units are non flow-through at a price of $1.35 per unit. Each unit is comprised of one share and one half share purchase warrant, with each whole warrant entitling the holder to purchase a further share in the Company at a price of $1.75 for the flow-through units and $1.60 for the non flow-through units, for a period of one year from closing.

Messina has allocated $3 million for exploration of its central Newfoundland properties in 2006, a result of continued exploration success in 2005 and representing another considerable increase in efforts from 2005 and 2004 expenditure levels respectively. Messina has sufficient working capital to continue exploration of its properties at this reasonable pace of expenditure. However the Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

Transactions with Related Parties

During the year ended September 30, 2005 Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $17,698 to Susan Tessman, Corporate Secretary of the Company.
b) Paid or accrued management fees of $1,500 to John Pallot, a director of the Company, and $8,095 to Peter Tallman, President of the Company.
c) Paid or accrued management fees of $41,500 to a company controlled by Peter Tallman, President of the Company.
d) Paid or accrued geological consulting and equipment rental fees of $89,470 to companies controlled by Peter Tallman, President of the Company, which have been included in deferred exploration cost.
e) Paid or accrued legal fees of $24,444 to a company controlled by David McCue, a Director of the Company.

Included in accounts payable is $93,777 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Risk Factors

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

Oustanding Share Data

At September 30, 2005 the Company had 24,554,398 common shares outstanding, valued at $14,992,232. Subsequent to the year end, the Company completed a private placement of 2,528,212 flow-through shares at a price of $1.65 per unit, and share purchase warrants were exercised, bringing total shares outstanding to 29,480,860.

During the quarter ended September 30, 2005, 325,000 incentive stock options were granted to directors exercisable at a price of $1.51. Options outstanding at September 30, 2005 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Gary McDonald	75,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
David McCue	25,000	Dec. 17, 2004	$ 0.80	Dec. 17, 2006	Director
John Pallot	125,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Susan Tessman	100,000	January 20, 2005	$ 1.55	January 20, 2007	Officer
Peter Mordaunt	500,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Employees	100,000	January 20, 2005	$ 1.55	January 20, 2007	Employee
Sparkes Consulting	50,000	January 20,2005	$ 1.55	January 20, 2007	Consultant
David McCue	50,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	75,000	January 20, 2005	$ 1.55	January 20, 2007	Director
Peter Tallman	500,000	February 2, 2005	$ 1.60	February 1, 2007	Director
Kerry Sparkes	50,000	June 6, 2005	$ 1.60	June 6, 2007	Consultant
Employees	195,000	June 6, 2005	$ 1.60	June 6, 2007	Employee
Steven Brunelle	150,000	Sept 6, 2005	$ 1.51	Sept. 6, 2007	Director
David McCue	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
John Pallot	25,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Gary McDonald	75,000	Sept. 6, 2005	$ 1.51	Sept. 6, 2007	Director
Total	2,170,000				

During the quarter 90,000 warrants were exercised for proceeds of $39,000. At September 30, 2005 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	1,487,000	1,487,000	$ 0.15	October 28, 2005
	62,500	62,500	$ 0.25	August 14, 2006
	880,000	880,000	$0.25	November 22, 2005
	473,750	473,750	$ 1.00	January 19, 2007
	200,000	200,000	$ 1.25	January 19, 2007
	775,185	775,185	$1.60	February 16, 2006
	137,834	137,834	$1.75	February 16, 2006
Total	4,016,269	4,016,269		

Subsequent to the year end, 2,398,250 warrants were exercised for proceeds of $474,300. A private placement of 2,528,212 flow-through shares was completed in October, and 184,640 non-transferable agents' warrants were issued, exercisable at $1.65 for a period of one year.

Outlook

In 2006, Messina will conduct the most extensive exploration program of the Tulks South Property the property has ever seen. Results from 2005 have shown that the property can host significant base metal mineralization; the objective of the 2006 exploration program is to locate more of this mineralization.

Additional Information

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

Additional Information for Venture Issuers without Significant Revenue

Deferred exploration Expenditures

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total September 30 2005
Acquisition costs							
Balance, beginning of period	$ 1	$ 100,313	$ 1,000	$ 500	$ 57,000	$ 51,200	$ 210,014
Additions during the period:							
Shares issued re acquisition	—	—	—	—	—	9,800	9,800
Cash on acquisition	—	—	—	—	—	—	—
	—	—	—	—	—	9,800	9,800
Balance, end of period	1	100,313	1,000	500	57,000	61,000	219,814
Deferred exploration costs							
Balance, beginning of period	32,127	1,800,600	11,644	3,512	66,372	525	1,914,780
Additions during the period:							
Assays, testing and analysis	—	20,763	320	—	—	—	21,083
Camp construction and supplies	—	141,291	3,046	9,079	24,208	1,288	178,912
Diamond drilling	—	694,322	—	—	—	—	694,322
Equipment rental	—	18,090	359	909	5,486	—	24,844
Geology, geophysics and prospecting	—	236,648	2,643	4,463	13,492	2,500	259,746
Labour	—	20,954	646	646	1,292	—	23,538
Staking, recording and lease rental	—	—	—	—	—	—	—
Surveying	—	29,463	3,318	1,679	13,793	2,998	51,251
Transportation and travel	—	17,799	—	—	13,036	—	30,835
	—	1,179,330	10,332	16,776	71,307	6,786	1,284,531
Balance, end of period	32,127	2,979,930	21,976	20,288	137,679	7,311	3,199,311
Recoveries							
Additions during the period:							
Option payments received	(20,875)	—	—	—	—	—	(20,875)
Written off during the period	—	—	—	—	—	(68,311)	(68,311)
Total	$ 11,253	$3,080,243	$ 22,976	$ 20,788	$194,679	$ —	$3,329,939

	Mishi Gold & Pukaskwa Property	Tulks South Property	Fost Hill 1 & 2 Property	Eagle Property	Costigan Lake Property	Long Lake Property	Total September 30 2004
Acquisition costs							
Balance, beginning of period	$ 1	$ 51,063	$ 23,100	$ 1,000	$ 500	$ 57,000	$ 132,664
Additions during the period	—	—	—	—	—	—	—
Balance, end of period	1	51,063	23,100	1,000	500	57,000	132,664
Deferred exploration costs							
Balance, beginning of period	28,859	301,697	16,669	—	500	4,775	352,500
Additions during the period							
Assays, testing and analysis	—	8,518	597	2,336	—	949	12,400
Camp construction and supplies	—	15,888	—	—	—	—	15,888
Diamond drilling	—	27,031	—	—	—	—	27,031
Equipment rental	—	5,147	1,033	630	—	720	7,530
Field office and miscellaneous	—	—	—	—	—	—	—
Geology, geophysics and prospecting	—	23,359	799	6,179	2,987	17,058	50,382
Labour	—	(671)	—	—	—	—	(671)
Lease rental and claim maintenance	—	—	—	—	—	—	—
Project management	—	—	—	—	—	—	—
Transportation and travel	—	3,301	—	—	—	2,193	5,494
	—	82,573	2,429	9,145	2,987	20,920	118,054
Balance, end of period	28,859	384,270	19,098	9,145	3,487	25,695	470,554
Written of during the period	—	—	(42,198)	—	—	—	(42,198)
Total	$ 28,860	$ 435,333	—	$ 10,145	$ 3,987	$ 82,695	$ 561,020

Fourth Quarter Operating Expenses

	3 months ended September 30, 2005	3 months ended September 30, 2004
Expenses		
Amortization	$ 2,974	$ 122
Corporate and administration fee	7,000	4,280
Management and financial consulting	12,845	12,900
Office and miscellaneous	16,101	13,446
Professional fees	12,590	13,122
Promotion and advertising	4,529	9,655
Regulatory and transfer fees	(18,216)	1,829
Rent	2,865	1,820
Stock-based compensation (Note 8)	307,472	—
Travel and related costs	43,022	—
Loss before income taxes and other items	$ (391,182)	$ (57,174)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	29,480,860
Options outstanding	2,170,000
Warrants outstanding	1,802,662
Fully diluted share capital	33,453,523

AUDITORS' REPORT

To the Shareholders of
Messina Minerals Inc.

We have audited the balance sheets of Messina Minerals Inc. as at September 30, 2005 and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Davidson & Company LLP

Vancouver, Canada

Chartered Accountants

November 10, 2005

BALANCE SHEETS

As at September 30

		2005		2004
ASSETS				
Current				
Cash and equivalents	$	550,305	$	156,196
Term deposit		1,500,000		—
Receivables		173,127		29,965
Prepaid expenses and deposits		49,120		10,771
		2,272,552		196,932
Building and equipment (Note 3)		71,141		1,135
Mineral properties and deferred exploration costs (Note 4)		3,329,939		561,020
Deposits (Note 5)		—		101,170
Long-term investments (Note 6)		20,875		—
	$	5,694,507	$	860,257
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	437,486	$	133,914
Shareholders' equity				
Capital stock (Note 8)		14,992,232		10,026,457
Contributed surplus (Note 8)		1,906,131		192,834
Deficit		(11,641,342)		(9,492,948)
		5,257,021		726,343
	$	5,694,507	$	860,257

Nature and continuance of operations (Note 1)

Subsequent events (Note 13)

On behalf of the Board:

"Peter Tallman" "Gary McDonald"

Peter Tallman, Director

Gary McDonald, Director

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Deficit

Year ended September 30

		2005		2004
EXPENSES				
Amortization	$	3,578	$	487
Corporate and administration fees		18,545		10,009
Management and financial consulting		101,255		53,750
Office and miscellaneous		60,015		45,137
Professional fees		43,674		35,950
Promotion and advertising		55,243		29,940
Regulatory and transfer fees		28,583		22,714
Rent		11,235		8,737
Stock-based compensation (Note 8)		1,906,131		81,781
Travel and related costs		73,181		5,176
Loss before other items and income taxes		(2,301,440)		(293,681)
OTHER ITEMS				
Interest income		49,357		4,399
Gain on sale of long-term investments (Note 6)		—		30,715
Write-off of equipment		—		(1,186)
Write-off of mineral properties and deferred exploration costs (Note 4)		(68,311)		(48,198)
		(18,954)		(14,270)
Loss before income taxes		(2,320,394)		(307,951)
Future income tax recovery (Note 11)		172,000		—
Loss for the year		(2,148,394)		(307,951)
Deficit, beginning of year		(9,492,948)		(9,184,997)
Deficit, end of year	$	(11,641,342)	$	(9,492,948)
Basic and diluted loss per common share	$	(0.10)	$	(0.02)
Weighted average number of common shares outstanding during the year		21,324,316		13,406,336

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

Year ended September 30

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (2,148,394)	$ (307,951)
Items not affecting cash:		
Amortization	3,578	487
Stock-based compensation	1,906,131	81,781
Gain on sale of long-term investment	—	(30,715)
Write-off of equipment	—	1,186
Write-off of mineral properties and deferred exploration costs	68,311	48,198
Future income tax recovery	(172,000)	—
Changes in non-cash working capital items:		
Increase in receivables	(143,162)	(27,030)
Increase in prepaid expenses and deposits	(38,349)	(7,197)
Decrease in accounts payable and accrued liabilities	(63,461)	(11,128)
Net cash used in operating activities	(587,346)	(252,369)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of building and equipment	(73,584)	(948)
Term deposits	(1,500,000)	—
Deposits	101,170	(101,170)
Mineral properties and deferred exploration costs	(2,405,822)	(330,291)
Proceeds from sale of long-term investments	—	33,315
Net cash used in investing activities	(3,878,236)	(399,094)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital stock issued for cash, net of offering costs of $32,710 (2004 – $60,217)	4,859,691	722,783
Net cash provided by financing activities	4,859,691	722,783
Increase in cash and equivalents during the year	394,109	71,320
Cash and equivalents, beginning of year	156,196	84,876
Cash and equivalents, end of year	$ 550,305	$ 156,196
Cash paid during the year for:		
Interest expense	$ —	$ —
Income taxes	—	—

Supplemental disclosure with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company"), was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties. The Company is considered to be in the exploration stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

		2005		2004
Working capital	$	1,835,066	$	63,018
Deficit	$	(11,641,342)	$	(9,492,948)

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Building and equipment

Building and equipment are recorded at cost. Amortization is being provided for annually using the following rates and methods:

Computer Equipment	30% declining balance
Equipment	30% declining balance
Building	4% declining balance

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset retirement obligation

Effective October 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Adoption of this standard has not affected the Company's financial statements.

Long-term investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written-down to its estimated net realizable value.

Stock-based compensation

The Company uses the fair value method of accounting for all stock-based compensation and estimates the fair value at the date of grant using the Black-Scholes option pricing model. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Flow-through common shares

Canadian tax legislation permits a company to issue flow-through shares whereby the deduction for tax purposes relating to qualified resource expenditures is claimed by the investors rather than the Company.

When flow-through expenditures are renounced, a portion of the future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, are recognized as a recovery of income taxes in the statement of operations.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Loss per share is calculated using the weighted average number of common shares outstanding during the year.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. BUILDING AND EQUIPMENT

	2005 Cost	2005 Accumulated Amortization	2005 Net Book Value	2004 Cost	2004 Accumulated Amortization	2004 Net Book Value
Computer equipment	$ 8,093	$ 3,030	$ 5,063	$ 3,071	$ 1,936	$ 1,135
Equipment	8,562	1,284	7,278	—	—	—
Building	60,000	1,200	58,800	—	—	—
	$ 76,655	$ 5,514	$ 71,141	$ 3,071	$ 1,936	$ 1,135

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

	Mishi Gold & Pukaskwa Property	Tulks South Property	Eagle Property	Costigan Lake Property	Long Lake Property	Lloyd's River Property	Total September 30 2005
Acquisition costs							
Balance, beginning of year	$ 1	$ 51,063	$ 1,000	$ 500	$ 57,000	$ —	$ 109,564
Additions during the year:							
Shares issued	—	49,250	—	—	—	36,000	85,250
Cash paid	—	—	—	—	—	25,000	25,000
	—	49,250	—	—	—	61,000	110,250
Written off during the year	—	—	—	—	—	(61,000)	(61,000)
Balance, end of year	1	100,313	1,000	500	57,000	—	158,814
Deferred exploration costs							
Balance, beginning of year	28,859	384,270	9,645	2,987	25,695	—	451,456
Additions during the year:							
Assays, testing and analysis	—	66,247	320	—	4,440	—	71,007
Camp construction and supplies	—	262,996	3,046	9,079	36,609	1,288	313,018
Diamond drilling	—	1,622,884	—	—	—	—	1,622,884
Equipment rental	—	40,627	629	909	5,486	—	47,651
Geology, geophysics and prospecting	—	510,580	3,847	4,463	29,952	2,500	551,342
Labour	—	20,954	646	646	1,292	—	23,538
Staking, recording and lease rental	3,268	100	—	—	—	—	3,368
Surveying	—	39,653	3,843	2,204	20,761	3,523	69,984
Transportation and travel	—	31,619	—	—	13,444	—	45,063
	3,268	2,595,660	12,331	17,301	111,984	7,311	2,747,855
Written off during the year	—	—	—	—	—	(7,311)	(7,311)
Balance, end of year	32,127	2,979,930	21,976	20,288	137,679	—	3,192,000
Recoveries							
Option payments received	(20,875)	—	—	—	—	—	(20,875)
Total	$ 11,253	$ 3,080,243	$ 22,976	$ 20,788	$ 194,679	$ —	$ 3,329,939

	Mishi Gold & Pukaskwa Property	Tulks South Property	Fost Hill 1 & 2 Properties	Eagle Property	Costigan Lake Property	Long Lake Property	Total September 30 2004
Acquisition costs							
Balance, beginning of year	$ 1	$ 48,063	$ 22,100	$ —	$ —	$ —	$ 70,164
Additions during the year							
Staking	—	—	—	1,000	500	—	1,500
Shares issued re acquisition	—	3,000	7,000	—	—	22,000	32,000
Cash on acquisition	—	—	—	—	—	35,000	35,000
	—	3,000	7,000	1,000	500	57,000	68,500
Balance, end of year	1	51,063	29,100	1,000	500	57,000	138,664
Deferred exploration costs							
Balance, beginning of year	11,532	113,562	16,669	—	—	—	141,763
Additions during the year							
Assays, testing and analysis	812	20,803	597	2,336	—	949	25,497
Camp construction and supplies	—	23,279	—	—	—	—	23,279
Diamond drilling	—	106,947	—	—	—	—	106,947
Equipment rental	—	13,104	1,033	630	—	720	15,487
Field office and miscellaneous	990	—	—	—	—	—	990
Geology, geophysics and prospecting	2,500	76,870	799	6,679	2,987	17,058	106,893
Labour	—	13,400	—	—	—	—	13,400
Lease rental and claim maintenance	2,865	7,850	—	—	—	4,775	15,490
Project management	—	270	—	—	—	—	270
Transportation and travel	10,160	8,185	—	—	—	2,193	20,538
	17,327	270,708	2,429	9,645	2,987	25,695	328,791
Balance, end of year	28,859	384,270	19,098	9,645	2,987	25,695	470,554
Written off during the year	—	—	(48,198)	—	—	—	(48,198)
Total	$ 28,860	$ 435,333	$ —	$ 10,645	$ 3,487	$ 82,695	$ 561,020

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value.

Pukaskwa Claims, Ontario

The Company holds a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. A portion of the claims are subject to a 2% net smelter returns royalty ("NSR"). In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims, whereby Windarra has the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (75,000 issued, valued at $16,125). Windarra must maintain the claims in good standing during the option period, and, if applicable, for a period of 12 months from the date Windarra elects to terminate its option under the agreement.

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South property in Newfoundland. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 (incurred) and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR. from the Company's share of the proceeds from production of the property.

Fost Hill #1 and #2 Properties, Newfoundland

On October 15, 2002 the Company entered into an option agreement to earn a 100% interest in the Fost Hill Property (Fost #1) located in the White Bay Area, Newfoundland. In consideration, the Company paid $4,000 upon execution of the agreement and paid $2,100 for staking costs.

The Company received an assessment report recommending no further work and the claims were written off in the year ended September 30, 2004.

The Company acquired further property by staking additional claims (Fost #2) contiguous to the Fost Hill #1 Property for $6,000. Management decided not to proceed with exploration on this property and to allow the claims to lapse and wrote-off the related costs in the year ended September 30, 2004.

Eagle Property
During the year ended September 30, 2004 the Company acquired the Eagle property by staking.

Costigan Lake Property, Newfoundland
During the year ended September 30, 2004, the Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
During the year ended September 30, 2004, in consideration for the issuance of 200,000 shares valued at $22,000 and the payment of $35,000, the Company was assigned an option to earn a 100% interest in certain mineral claims comprising the Long Lake property by Altantic Zinc Resources Ltd., a company controlled by an officer and director of the Company. The underlying property holder is Falconbridge.

To earn its interest, the Company was required to incur $1,293,871 in exploration expenditures by August 31, 2005. Subsequent to September 30, 2005 the deadline was extended to December 31, 2007. At September 30, 2005, $1,156,192 remained to be spent.

Falconbridge retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

Lloyd's River Property, Newfoundland
During the year ended September 30, 2005, the Company acquired the option to earn a 100% interest in the Lloyd's River massive sulphide property in consideration for $25,000 and issued 10,000 common shares with a value of $36,000. The Company has decided not to continue with this property and all related costs have been written off.

5. DEPOSITS
Deposits are held to secure certain exploration commitments of the Company.

6. LONG-TERM INVESTMENTS
Long-term investments consists of 125,000 shares of Windarra. These shares were received at a value of $20,875 as part of an option agreement on the Pukaskwa property (Note 4). At September 30, 2005, the market value of these shares was $33,750. During the year ended September 30, 2004, the Company sold 65,000 common shares of Dumont Nickel Inc. for $33,315 resulting in a gain of $30,715.

7. RELATED PARTY TRANSACTIONS
During the year ended September 30, 2005, the Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $9,595 (2004-$1,500) to directors of the Company.
b) Paid or accrued corporate administration fees of $17,698 (2004 - $10,009) to an officer of the Company.
c) Paid or accrued management fees of $41,500 (2004 - $ 35,250) to a company controlled by a director and officer of the Company.
d) Paid or accrued geological consulting and equipment rental fees of $89,470 (2004 - $38,827) to companies controlled by directors and officers of the Company, which have been included in deferred exploration costs.
e) Paid or accrued legal fees and share issue costs of $24,444 (2004 – $nil) to a company controlled by a director of the Company.

Included in accounts payable is $93,777 (2004 - $71,386) owing to directors, officers and companies with directors and officers in common.

Additional related party transactions are disclosed in Note 4.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares		Share Amount		Contributed Surplus
Authorized					
Unlimited common voting shares, without par value					
Issued					
Balance as at September 30, 2003	8,217,180	$	9,307,727	$	—
Issued for cash	5,493,182		783,000		—
Issued for mineral property option payments	258,334		32,000		—
Issued in settlement of related party advance	681,818		75,000		—
Issued for agents' services	100,000		15,000		—
Offering costs	—		(75,217)		—
Fair value of agent's warrants	—		(111,053)		111,053
Fair value of stock options	—		—		81,781
Balance as at September 30, 2004	14,750,514		10,026,457		192,834
Issued for cash	9,768,884		4,892,401		—
Issued for property acquisitions	35,000		85,250		—
Offering costs	—		(32,710)		—
Fair value of stock options granted	—		—		1,906,131
Transfer fair value of options exercised	—		81,781		(81,781)
Transfer fair value of warrants exercised	—		111,053		(111,053)
Tax benefits renounced to flow-through share subscribers	—		(172,000)		—
Balance, September 30, 2005	24,554,398	$	14,992,232	$	1,906,131

During the year ended September 30, 2005, the Company completed private placements as follows:

- November 22, 2004 — issued 1,180,000 flow-through units at a price of $0.15 per unit for gross proceeds of $177,000. Each unit consists of one share and one share purchase warrant exercisable at $0.25 for one year.

- January 19, 2005 – issued 625,000 units at $0.80 per unit and 200,000 flow-through units at $1.00 per unit for gross proceeds of $700,000. Each unit consists of one share and one share purchase warrant exercisable at $1.00 for the non flow-through units and $1.25 for the flow-through units for two years.

- February 16, 2005 – issued 1,557,770 units at $1.35 per unit and 275,667 flow-through units at $1.50 per unit for gross proceeds of $2,516,490. Each unit consists of one share and one-half share purchase warrant each whole warrant being exercisable at $1.60 for the non flow-through units and $1.75 for the flow-through units for one year.

During the year ended September 30, 2005, warrants totalling 4,547,114 shares were exercised along with 1,383,333 stock options resulting in proceeds of $1,498,911. Additionally, 35,000 common shares were issued at a value of $85,250 pursuant to mineral property agreements.

During the year ended September 30, 2004, the Company completed the following share transactions:

- October 28, 2003 - 1,800,000 units at a price of $0.11 per unit pursuant to a non-brokered private placement. A total of 253,000 units were sold as "flow-through" securities and 1,547,000 were sold as "non-flow-through" securities. The flow-through units consisted of one flow-through common share and one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.15 until October 28, 2005.

- November 28, 2003 - 16,666 common shares at a value of $5,000 for the purchase of Fost Hill mineral property interest (Note 4).

- December 5, 2003 - 4,000,000 units at a price of $0.15 per unit pursuant to a brokered private placement. A total of 2,666,667 units were sold as "flow-through" securities and 1,333,333 were sold as "non-flow-through" securities. The flow-through units consisted of one flow-through common share and one-half of one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each whole share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.25 until December 5, 2004. The Company issued 100,000 common shares at a value of $15,000 as agent's compensation in connection with the private placement. The Company also issued 800,000 agents' warrants exercisable for one year at $0.15. The agent's warrants have been recorded at a fair value of $111,053 and applied against the proceeds allocated to capital stock in contributed surplus.

- May 14, 2004 – 200,000 common shares at a value of $22,000 to a company controlled by an officer and director for the purchase of the Long Lake mineral property interest (Note 4)

- May 30, 2004 – 16,668 common shares at a value of $2,000 for the purchase of Fost Hill mineral property interest (Note 4).

- June 15, 2004 – 25,000 common shares at a value of $3,000 for the purchase of the Tulks South related mineral property interest (Note 4). As the purchase was from a director, the value was based on the vendors' historical cost of the mineral properties.

- August 13, 2004 – 375,000 units at a price of $0.16 per unit pursuant to a non-brokered private placement. A total of 312,500 units were sold as "flow-through" securities and 62,500 were sold as " non-flow-through" securities. The flow-through units consisted of one flow-through common share and one share purchase warrant. The non-flow-through units consisted of one non-flow-through common share and one share purchase warrant. Each share purchase warrant enables the holder to purchase one non-flow-through common share of the Company for $0.25 until August 13, 2006.

Warrants

	Number of Warrants	Weighted Average Exercise Price		Expiry Date
Balance, September 30, 2003	366,667	$	0.45	October 24, 2004
Warrants issued				
Private Placement	1,800,000		0.15	October 28, 2005
Private Placement	2,666,667		0.25	March 5, 2005
Broker's warrant	800,000		0.15	March 5, 2005
Private Placement	375,000		0.25	August 13, 2006
Balance, September 30, 2004	6,008,334		0.22	
Private Placement	1,180,000		0.25	November 22, 2005
Private Placement	625,000		1.00	January 19, 2007
Private Placement	200,000		1.25	January 19, 2007
Private Placement	778,885		1.60	February 16, 2006
Private Placement	137,834		1.75	February 16, 2006
Warrants exercised	(4,547,117)		0.25	
Warrants expired	(366,667)		0.45	
Balance, September 30, 2005	4,016,269	$	0.66	

Of the 1,800,000 warrants exercisable until October 28, 2005, 1,487,000 were exercised subsequent to September 30, 2005 and 313,000 expired. Of the 1,180,000 warrants exercisable until November 22, 2005, 850,000 were exercised subsequent to September 30, 2005.

The fair value of share purchase warrants issued during the year ended September 30, 2004 was estimated using the Black-Scholes option pricing model based on the following assumptions: risk-free interest rate – 2.9 - 3.0%; expected life – 2 years; dividend rate – 0%; volatility 105 - 127%.

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the Optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The following stock options were outstanding and exercisable at September 30, 2005:

Number of Shares	Exercise Price	Expiry Date
100,000	$ 0.80	December 16, 2006
1,000,000	$ 1.55	January 20, 2007
500,000	$ 1.60	February 1, 2007
245,000	$ 1.60	June 6, 2007
325,000	$ 1.51	September 6, 2007

Stock option transactions for the year are summarized as follows:

	Number of Options	Weighted Average Exercise Price	
Balance, September 30, 2003	816,666	$	0.30
Options granted	900,000		0.23
Options cancelled/expired	(333,333)		0.30
Balance, September 30, 2004	1,383,333		0.26
Options granted	2,170,000		1.53
Options exercised	(1,383,333)		0.26
Balance, September 30, 2005	2,170,000		1.53
Number of options currently exercisable	2,170,000	$	1.53

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. During the year ended September 30, 2005, the Company granted a total of 2,170,000 (2004 – 900,000) stock options to directors and employees with a weighted average fair value of $0.88 (2004 – $0.09) per option and a fair value estimated at $1,906,131 (2004 - $81,781) using the Black-Scholes option pricing model based on the following assumptions:

	2005	2004
Risk-free interest rate	2.81 – 3.00%	3.00%
Expected life of options	2 years	2 years
Annualized volatility	105 – 114%	77%
Dividend rate	0.00%	0.00%

9. SEGMENTED INFORMATION

The Company conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the year ended September 30, 2005, the Company had the following significant non-cash transactions:

a) issued 10,000 shares at a value of $26,200 in consideration for acquisition of a mineral property option;
b) issued 25,000 shares at a value of $49,250 in consideration for acquisition of a mineral property right;
c) incurred accounts payable for deferred exploration costs of $367,033; and
d) Received long-term investments of $20,875 on mineral property recoveries.

During the year ended September 30, 2004, the Company had the following significant non-cash transactions:

a) issued 238,335 common shares at a value of $32,000 for mineral property acquisitions and property option payments.
b) reduced amounts due to a related party in the amount of $75,000 in exchange for 681,818 units, with each unit comprising one common share and one warrant to purchase a common share for two years at $0.15.
c) issued 100,000 common shares at a value of $15,000 in payment of agent's fees related to a brokered private placement.
d) issued 800,000 agent's warrants, with each warrant exercisable into one common share for one year at $0.25, in connection with a brokered private placement.

11. INCOME TAXES

A reconciliation of income taxes at Canadian statutory rates is as follows:

		2005		2004
Loss before income taxes	$	2,320,394	$	(307,951)
Expected income tax (recovery)	$	(817,823)	$	(109,631)
Non-deductible (deductible) items		818,702		28,748
Unrecognized (recognized) benefits of non-capital losses		(172,879)		80,883
Total income tax recovery	$	(172,000)	$	—

The significant components of the Company future income tax assets are as follows:

		2005		2004
Future income tax assets:				
Losses available for future periods	$	305,000	$	366,000
Resource deductions		177,000		243,000
Financing costs		24,000		16,000
Equipment		2,000		1,000
		508,000		626,000
Valuation allowance		(508,000)		(626,000)
	$	—	$	—

Subject to certain restrictions, the Company has operating losses of approximately $893,000 available to reduce income in future years. Unless utilized, these losses will expire through to 2015. In addition, the Company has resource deductions totalling approximately $3,850,000 available to reduce taxable income of future years. The Company also has capital losses totalling $6,200 which can be carried forward indefinitely.

Future tax benefits which may arise as a result of these non-capital losses and resource deductions have been offset by a valuation allowance and have not been recognized in these financial statements.

During the year ended September 30, 2005, the Company issued 1,655,117 (2004 – 312,500) common shares on a flow-through basis for gross proceeds of $790,500 (2004 - $50,000). The flow-through agreements require the Company to renounce certain tax deductions for Canadian exploration expenditures incurred on the Company's mineral properties to the flow-through participants. The Company has renounced exploration expenditures of $503,945 which resulted in a future income tax recovery of $172,000 and a charge against capital stock.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposit, receivables, long-term investments, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENTS

Subsequent to the year ending September 30, the Company:

a) Issued 2,337,000 common shares on the exercise of warrants for proceeds of $435,550;
b) Issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission equal to 7% of the gross proceeds amounting to $266,574 and 184,640 non-transferable agent's warrants. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65.

Corporate Data


MESSINA
MINERALS

HEAD OFFICE

2300 – 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

DIRECTORS AND OFFICERS

Peter Tallman, President and Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director

CAPITALIZATION

Authorized:	Unlimited
Issued:	29,480,860
Options:	2,170,000
Warrants:	1,802,662
Fully Diluted:	33,453,523

REGISTERED OFFICE & SOLICITOR

Tupper Jonsson & Yeadon
1710-1177 West Hastings Street
Vancouver, B.C. V6E 2L3

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6

Messina Minerals Inc.
2300 – 1066 West Hastings St.
Vancouver, BC V6E 3X2


WILDLIFE
CAPITAL

2005venture50

TSX venture EXCHANGE

WWW.MESSINAMINERALS.COM